Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-230007

JetBlue Airways Corporation

$635,462,000

2020-1A Pass Through Trust

Pass Through Certificates, Series 2020-1A

Pricing Term Sheet, dated August 3, 2020 to the preliminary prospectus supplement dated August 3, 2020 (as supplemented, the “Preliminary Prospectus Supplement”) of JetBlue Airways Corporation.

The information herein supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Securities:	Class A Pass Through Certificates, Series 2020-1A (the “Class A Certificates”)

Face Amount:	$635,462,000

Price to Public:	100%

CUSIP:	477164 AA5

ISIN:	US477164AA59

Coupon/Stated Interest Rate:	4.000%

Make-Whole Spread Over Treasuries:	0.50%

Initial “Maximum Commitment” under the Class A Liquidity Facility:	$38,127,720

Underwriters’ Purchase Commitments:
Morgan Stanley & Co. LLC Barclays Capital Inc. Goldman Sachs & Co. LLC BNP Paribas Securities Corp. Total	$254,184,000 $158,866,000 $158,866,000 $63,546,000 $635,462,000

Aggregate Underwriting Commission:	$6,354,620

Concession to Selling Group Members:	0.50%

Discount to Brokers/Dealers:	0.25%

Settlement:	August 17, 2020 (T+10), the tenth business day after the date hereof.

Concurrent Certificates Offering:	Concurrently with this offering of Class A Certificates, JetBlue Airways Corporation priced an offering of $172,330,000 aggregate face amount of their Class B Certificates, on which interest will be paid at a rate per annum of 7.750%. Such Class B Certificates were offered pursuant to a preliminary prospectus supplement, dated as of August 3, 2020, separate from the Preliminary Prospectus Supplement relating to the Class A Certificates.

We expect that delivery of the Class A Certificates in this offering will be made against payment therefor on or about August 17, 2020, which is the tenth business day following the date of the pricing (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Class A Certificates prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Class A Certificates initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors

The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Morgan Stanley & Co. LLC at 888-827-7275.